EXHIBIT 21.1

List of Subsidiaries1

Name of Company	Jurisdiction of Organization
U.S. Gold Acquisition Corp.	Nevada
Gold King Corp.	Wyoming
2637262 Ontario Inc.	Ontario, Canada
Orevada Metals Inc.	Nevada

1 This information is as of June 12, 2020.